 Exhibit 99.1

IMC Announces Third Installment of Shares in Connection with the Panaxia Transaction

Toronto, Canada and Glil Yam, Israel - October 20, 2021 IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC, NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Germany and Canada, today announced the third installment of shares in connection with the previously announced acquisition of the Panaxia-to-the-Home online pharmacy and trading center with an IMC-GDP license from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies (“Panaxia”) (TASE: PNAX).

As first announced on April 30, 2021, the Company’s wholly owned Israeli subsidiary, IMC Holdings Ltd. (“IMC Holdings”), signed a definitive agreement with Panaxia, pursuant to which IMC Holdings will acquire Panaxia’s trading house license and in-house pharmacy activities, for an aggregate purchase price of $7.2 million (the “Panaxia Transaction”). The Panaxia Transaction purchase price was to be satisfied by a combination of $2.9 million in cash (the “Cash Consideration”) and $4.3 million in common shares of the Company (“Consideration Shares”). The Cash Consideration was paid in two instalments according to the terms of the Transaction.

To satisfy the share consideration component of the Panaxia Transaction, the Company will issue a total of five installments of Consideration Shares. Following the announcements regarding the first and second installments on August 9, 2021 and September 8, 2021, respectively, on October 15, 2021, the Company issued the third installment of 248,212 Consideration Shares in connection with the Panaxia Transaction at a price of US$3.225 per Consideration Share, representing an aggregate value equal to US$905,305.76. The issue price of the Consideration Shares was calculated based on the average closing price of the common shares of the Company on the Nasdaq Capital Market over the 10-trading day period immediately preceding October 1, 2021.

About IM Cannabis

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence and ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The IM Cannabis ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd. (“Focus Medical”), where it cultivates, imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH (“Adjupharm”), where it also distributes cannabis to medical patients. In Canada, the Company operates through Trichome JWC Acquisition Corp. d/b/a JWC and MYM Nutraceuticals Inc., where it cultivates and processes cannabis for the adult-use market at its Ontario and Nova Scotia facilities under the WAGNERS and Highland Grow brands.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Company’s retail presence, distribution capabilities and data-driven insights, the completion of the subsequent closings of the Panaxia Transaction (including the receipt of all requisite approvals), the issuance dates of subsequent instalments of Consideration Shares, and the Company’s business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical Herbs Ltd. (“Focus Medical”) in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the failure to obtain all necessary approvals related to the Panaxia Transaction, the ability of the Company to complete the Panaxia Transaction in a timely manner or at all; the receipt of requisite approvals to complete the Panaxia Transaction; the timing of each subsequent instalment of Consideration Shares; the ability of the Company to integrate the Panaxia businesses into its existing operations and to realize the expected benefits and synergies of the Panaxia Transaction or the Acquisition; the ability of the Company to capture the benefits associated with its acquisitions of Trichome Financial Inc., MYM Nutraceuticals Inc. and Panaxia-to-the-Home; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adultuse recreational cannabis in Canada; any failure of the Company to maintain “de facto” control over Focus Medical in accordance with IFRS 10; any change in accounting practices or treatment affecting the consolidation of financial results; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical’s cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health, including any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the “Construction Proceedings”); any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements, including as a result of the Construction Proceedings; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company’s reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company’s ability to maintain or improve the brand position of the IMC brand in the Israeli and German medical cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ’s continued listing requirements; and loss of key management and/or employees.

IM Cannabis Investor & Media Contact:

Maya Lustig	KCSA Strategic Communications
Tel. +972-54-677-8100	Kathleen Heaney/Joe McIntyre
maya.l@imcannabis.com	imcannabis@kcsa.com